December 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Highland Global Allocation Fund, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-CSR of Highland Global Allocation Fund dated December 10, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

    PricewaterhouseCoopers LLP, 2121 North Pearl Street Suite 2000 Dallas, US-TX 75201, www.pwc.com/us

Attachment

Changes of Independent Registered Public Accounting Firm

On June 8, 2020, the Fund dismissed PricewaterhouseCoopers LLP (“PwC”) as the Fund’s independent registered public accounting firm, effective on such date. The decision to dismiss PwC was approved by the audit committee and by the full Board. On June 18, 2020, the Fund approved the appointment of Cohen & Company, Ltd. (“Cohen”) as the Fund’s independent registered public accounting firm. Cohen was engaged by the Fund on June 25, 2020.

During the Fund’s year ended September 30, 2019 and September 30, 2018 and the subsequent interim period through June 8, 2020, during which PwC served as the Fund’s independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). PwC was not the auditor of the Funds for the year ended September 30, 2017.

The Fund provided PwC with a copy of the disclosures proposed to be made in this N-CSR and requested that PwC furnish the Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The PwC letter is attached hereto to as an exhibit.

During the year ended September 30, 2019 and September 30, 2018 and the subsequent interim period through June 8, 2020, neither Management, the Fund nor anyone on its behalf, consulted Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Fund and no written report or oral advice was provided to the Fund by Cohen or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).